ARCO TO CONSOLIDATE SHARE CAPITAL AT OPEN

March 5, 2018 - Vancouver, BC - Arco Resources Corp. (TSX-V:ARR.H) (the “Company”) announces that at the market open on Tuesday, March 6, 2018, a consolidation of its share capital will become effective as follows:

Pursuant to a special resolution passed by shareholders on January 31, 2018 and the directors of the Company on February 20, 2018, the Company will consolidate its share capital on the basis of one (1) post-consolidated common share for each 6.5536615 pre-consolidated common shares (the “Consolidation”). Following the Consolidation, the number of issued and outstanding common shares in the capital of the Company will be 2,000,000. The Consolidation will not change a shareholder’s proportionate ownership in the Company or the rights of holders of its common shares. Each common share outstanding after the Consolidation will be entitled to one vote and will be fully paid and non-assessable. Any fractional common share resulting from the Consolidation that is less than one-half of one common share will be cancelled. There is no name or symbol change. The Company is classified as a ‘Mineral Exploration/Development’ company. Other information includes:

Post-Consolidation Capitalization:	Unlimited shares with no par value of which 2,000,000 shares are issued and outstanding

Transfer Agent:	Computershare Trust Company of Canada

Trading Symbol:	ARR.H (no change)

CUSIP Number:	039605407 (new)

Post-Consolidation, the Company will remain halted on the NEX board of the TSX Venture Exchange until it de- lists and amalgamates with Cannex Capital Group Inc. to list for trading on the Canadian Securities Exchange, as announced October 10, 2017 and February 19, 2018.

ON BEHALF OF THE BOARD OF DIRECTORS

“D. Barry Lee”

D. Barry Lee, CEO & Director

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Caution concerning forward-lookinginformation

This news release may contain forward-looking statements that are based on the Company’s expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

ARCO RESOURCES CORP.	1241 Alberni Street, Vancouver BC V6E 4R4
Tel: 604.689.8336 Fax: 888.691.0529